Exhibit 99.1

Procaps Group Secures $130 Million in Equity Investment and Completes Comprehensive Debt Restructuring, as New Investors Take Over Strategic Leadership

New Investors Take Over the Strategic Leadership as Headquarters Move to Bogotá, Marking the Start of a New Chapter of Growth, Execution, and Transformation under Enhanced Governance

Company Accelerates Turnaround with Leadership Changes, Regional Realignment, Sale of Non-Core Assets and Renewed Governance

MIAMI, USA – BOGOTA, COL – April 9, 2025 – Procaps Group, S.A. (“Procaps” or the “Company”), a leading Latin America integrated pharmaceutical and healthcare company, announced today a major milestone in its transformation journey with the successful completion of a $130 million equity investment (including the previously announced secured convertible notes issued to Hoche Partners Pharma Holding S.A.) and the finalization of a comprehensive debt restructuring with its key lenders, marking a turning point in the Company’s multi-phase transformation strategy, centered on growth, disciplined execution, and enhanced corporate governance.

As part of this comprehensive restructuring, new strategic investors have formally taken over the leadership of the Company, bringing a renewed focus on operational excellence, financial discipline, and long-term value creation. This new leadership will be accompanied by the implementation of higher international standards in governance and compliance, including stronger internal controls and an enhanced culture of transparency and accountability.

These achievements reinforce the Company’s commitment to restoring financial health, improving operational performance, and rebuilding long-term growth under the leadership of a new investor group and a redesigned organizational structure.

A Strengthened Capital Base and New Corporate Governance

The private capital raise, comprised of a $90 million private placement of ordinary shares of Procaps and the issuance of $40 million in secured convertible notes during the end of 2024 and conversion of such notes into ordinary shares of Procaps, was secured from Chemo Project S.A., Becaril S.A., Flying Fish Ventures L.P., Saint Thomas Commercial S.A., Santana S.A. , Hoche Partners Pharma Holding S.A. and other investors. Together, these shareholders now hold approximately 90% of the Company.

Hoche Partners intends to play a key role in steering the Company´s transformation, and continue to support Procaps’ long-term strategy. The new shareholders — composed of seasoned investors with deep expertise in the healthcare and pharmaceutical sectors — will be actively engaged in guiding the Company´s turnaround. Their support, leadership and long-term vision will be instrumental in positioning Procaps to successfully navigate this critical phase and build a sustainable future.

“This is a pivotal and transformational moment for Procaps,” said Alejandro Weinstein, Chairman of the Board and representative of Hoche Partners. “With this strong and committed investor group that trusts the future of Procaps, the company is now in a position to stabilize, rebuild trust, and create long-term value through operational discipline and a renewed strategic focus. Our vision is to turn Procaps into one of the most admired pharmaceutical platforms in Latin America.”

Comprehensive Debt Restructuring Completed

Procaps has also completed a comprehensive restructuring of its debt with key lenders, including approximately $209 million of debt previously subject to forbearance, designed to support long-term sustainability and cash flow flexibility. The arrangement with key lenders includes:

●	Extension of maturities and revised payment terms that improve short- and mid-term cash flow;

●	Reprofiling of obligations to align with the Company’s operational turnaround timeline;

●	Adjustment of covenants to align with operations and strategic plan; and

●	Preservation of liquidity to support day-to-day operations and strategic initiatives.

As part of the restructuring arrangement, certain lenders have agreed to convert a portion of their indebtedness into equity of the Company. This participation reinforces lender alignment with the Company’s long-term success.

This restructuring is expected to mitigate short-term financial uncertainty, aligns the Company’s capital structure with its operational goals, and will support the execution of its strategic plan. “This financial reset gives us the breathing room and flexibility to focus on what really matters: rebuilding the core of the business and creating sustainable value,” said Melissa Angelini, Interim Co-Chief Executive Officer.

A Turnaround Year in Motion

Following a challenging 2024, the Company’s focus this year has shifted to executing its turnaround strategy:

●	Continued implementation of the previously announced remediation plan related to the findings of the Company’s previously-announced internal investigation, which addresses internal controls, governance, and financial reporting;

●	Finalizing the restatement of the Company’s prior-period financial statements and releasing 2023 and 2024 audited financials as soon as reasonably practical;

●	Continued implementation of structural cost-efficiency measures and centralized decision-making to drive operating leverage; and

●	Prioritization of margin expansion through performance discipline and business simplification.

“We have entered an intense phase of execution,” said Melissa Angelini, Interim Co-Chief Executive Officer. “2025 is a year of rebuilding. We are working relentlessly to restore credibility, unlock efficiency, and create a foundation for sustainable growth. Our teams are focused on filing delayed financials, and delivering on our commitments.”

Headquarters Relocation and Organizational Transformation

As part of its transformation, Procaps has relocated its corporate headquarters to Bogotá, Colombia, placing strategic, financial, and executive decision-making closer to the Company´s core markets.

Importantly, this relocation does not impact the Company’s operational presence in Barranquilla, where manufacturing plants, product development, and other key operational teams will continue to be based. Barranquilla remains a critical hub for the Company’s innovation and production, and its role in driving the business forward remains unchanged.

The headquarter relocation is part of a broader internal reorganization that includes:

●	Centralization of Finance, FP&A, Compliance, Legal, IT and key support functions;

●	Leadership transitions aligned with a performance-oriented management culture and accountability;

●	Governance enhancements; and

●	Strengthening of internal controls, reporting, and operating discipline to support transparency and execution.

Regional Realignment and Asset Review

To increase accountability and improve commercial performance, the Company is reorganizing its operations into five regional clusters:

●	Colombia

●	Brazil

●	United States

●	Andinos (Peru, Ecuador, Bolivia)

●	CENAM (Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica, Panama, and the Dominican Republic — formerly CAN and CASAND)

Additionally, the Company continues to actively evaluate strategic alternatives for non-core assets. Several discussions are in advanced stages, with potential proceeds to be used for deleveraging and reinvestment in high-margin, strategic assets and operations.

A New Chapter Begins

With a stronger capital structure, a simplified balance sheet, and renewed leadership, Procaps is now positioned to execute its transformation with discipline, clarity, and purpose.

The Company is focused on:

●	Restoring profitability through operational efficiency and cost control;

●	Reinforcing governance and transparency across all levels of the organization;

●	Delivering on its remediation plan, and publishing financial results as soon as possible;

●	Unlocking value through divestitures of non-core assets and focusing on high-margin, strategic segments; and

●	Investing in innovation and commercial growth, with a focus on prescription drugs (Rx), and expanding its CDMO global footprint.

While the path forward will continue to require hard decisions and sustained execution, the foundations for a turnaround are firmly in place. With the support of a committed investor base, engaged lenders, and dedicated teams across the region, Procaps is entering a new phase of transformation—one that prioritizes stability, growth, and long-term value creation.

Advisors

Greenberg Traurig, LLP acted as lead transaction and U.S. counsel to Procaps on both the $130 million private placement and approximately $209 million debt restructuring. Arendt & Medernach S.A. and Phillipi Prietocarrizosa Ferrero DU & Uria acted as Luxembourg and Colombian and Peruvian counsel to Procaps, respectively. FTI Consulting served as the Company’s exclusive financial advisor, supporting the structuring and execution of the capital raise and debt restructuring transactions.

About Procaps Group

Procaps Group, S.A. is a leading integrated international healthcare and pharmaceutical company, focused on developing, manufacturing, and commercializing pharmaceutical solutions across more than 50 markets. With a proprietary manufacturing platform, a broad portfolio of differentiated technologies, and a presence across Latin America and the U.S., Procaps is committed to improving health and well-being globally. For more information, visit investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

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